Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., Brookfield Place, 181 Bay Street, Suite 810, Toronto, ON M5J 2T3 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES RESULTS OF A PRELIMINARY ECONOMIC
ASSESSMENT FOR A PORTION OF THE DEEPER RESOURCES
OF THE ISLAND GOLD MINE

HIGHLIGHTING POTENTIAL FOR INCREASED PRODUCTION AND
LOWER ALL-IN SUSTAINING COSTS

TORONTO, Ontario, Canada, October 28, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), announced the completion of a Preliminary Economic Assessment (the “PEA”) for its cornerstone Island Gold Mine located in northern Ontario, Canada. The PEA considered an 800 tonne per day mining operation that solely evaluates the December 31, 2014 Mineral Resources that are located in the most continuous portion of the deposit between the 450 metre and 860 metre levels. For the purposes of this PEA, the Corporation has excluded Resources above the 450 metre level, isolated Resource blocks and parallel zones outside the main area of the study. Further ongoing engineering studies are investigating a possible expansion to 1,150 tonnes per day. (All amounts are in Canadian dollars, unless otherwise indicated.)

PEA Highlights:

  The PEA considers a phased approach with Phase 1 consisting of the development and extraction of the Resources from a depth of 450 metres to 860 metres over three long-hole mining horizons.

  Following the 2015 to 2016 transitional period, a Base Case scenario using average productivity levels of 800 tonnes per day estimates potential average production of approximately 78,000 gold ounces per year from 2017 to 2022, at an expected average diluted mined grade of 8.67 g/t.

  In the first half of 2017, it is expected that production will be extracted from three mining horizons, with 80% of the mineralized material located in the lower two horizons (50% in the third mining horizon).

  The Base Case scenario considers that project capital expenditures related to underground development and infrastructure, and milling and tailings facilities will be completed in 2016 with only sustaining capital investment requirements over the six year period from 2017 to 2022.

  The Base Case estimates average cash costs of approximately $552 per ounce for the period 2017 to 2022.

  For the Base Case, total sustaining capital costs are expected to be $40.5 million for the period 2017 to 2022 with the majority of the capital expenditures in the first three years.

  The PEA shows that once mining activities reach the third mining horizon in the first half of 2017, mining productivity could potentially be increased to 1,150 tonnes per day.

RICHMONT MINES ANNOUNCES RESULTS OF A PRELIMINARY ECONOMIC ASSESSMENT FOR A PORTION OF THE DEEPER RESOURCES OF THE ISLAND GOLD MINE
October 28, 2015

“Our growing confidence in the potential of the Island Gold Mine underpins our long-term vision for this core asset with the study being just the first step in unlocking that potential. Phase 1 evaluated the most cost effective extraction of a portion of the Mineral Resources located below the 450 metre level under a Base Case scenario of 800 tonnes per day, as well as a potential Expanded Case from 2017. Implementation of a dedicated haulage ramp scenario would leverage the accelerated underground development program underway in 2015 and into 2016” commented Renaud Adams, CEO. “To best position the operation for long-term shareholder value creation, we have taken a very disciplined and phased approach when evaluating potential near-term growth opportunities to ensure we also maintain optimal flexibility for future production growth opportunities. Accordingly, while the potential 1,150 tonne per day expansion scenario indicates the utilization of a dedicated haulage ramp as the preferred option, we also see potential for additional Mineral Resources below the 1,000 metre level and as such, we will continue to evaluate the potential for an internal shaft system in conjunction with the ramp system as we gain additional information from our drilling programs.”

The PEA was developed through the combined efforts of the Corporation’s internal technical team and independent consultants at InnovExplo Inc. and Soutex Inc. InnovExplo Inc. provided the mining designs, production and development schedules, capital and operating cost estimates and also integrated the work of the internal technical team. The internal technical team confirmed the conceptual mine designs and schedules, provided all budget/plan information, current operating costs, capital structure, and completed the December 2014 Resource modeling and Resource estimates. Soutex Inc. provided mill upgrade, expansion designs and estimated costs.

The objective of the PEA was to evaluate the most probable and most cost effective method to mine a portion of the Mineral Resources below the 450 metre level in conjunction with evaluating potential production expansion scenarios.

Current Mineral Reserves and Resources as of December 31, 2014 at the Island Gold Mine for the portion located below the 400 metre level include1:

  Proven and Probable Reserves of 93,750 ounces (431,500 tonnes at an average grade of 6.76 g/t)

  Indicated Resources of 154,200 ounces (438,000 tonnes at an average grade of 10.95 g/t), and

  Inferred Resources of 919,950 ounces (3,178,000 tonnes at an average grade of 9.00 g/t)

Mineral Resources presented are exclusive of Mineral Reserves. For the purpose of this PEA all Mineral Reserves included in the mine plan were re-categorized at the Measured and Indicated Resource level. Only the Resources within the main continuous structure between the 450 metre and 860 metre levels were incorporated. More specifically, all Mineral Resources above the 450 metre level, below the 860 metre level, within parallel structures and within isolated Mineral Resource blocks located outside the main structure, were excluded.

Total Mineral Resources included in the PEA include:

  Measured and Indicated Resources of 200,096 ounces (626,059 tonnes at an average grade of 9.94 g/t)

  Inferred Resources of 442,067 ounces (1,245,199 tonnes at an average grade of 11.04 g/t)

1	An updated Reserve and Resource estimate for the Island Gold Mine was released on December 31, 2014. For more information about the current Reserve and Resource estimate, please refer to the press release entitled, “Richmont Mines 2014 Revenues Up 47% and Operating Cash Flow Up 689% Over 2013; Reports Fourth Quarter and Full Year 2014 Results" dated February 19, 2015 available at www.richmont-mines.com. As stated in that release, the Corporation’s overall Qualified Person (“QP”) for geology is Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines.

RICHMONT MINES ANNOUNCES RESULTS OF A PRELIMINARY ECONOMIC ASSESSMENT FOR A PORTION OF THE DEEPER RESOURCES OF THE ISLAND GOLD MINE
October 28, 2015

The production and cost estimates contained in this report are partly based on Inferred Resources, and are therefore preliminary in nature. Inferred Resources are considered too geologically speculative to have mining and economic parameters applied to them, or to be categorized as Mineral Reserves. There is no certainty that the conversion of Mineral Resources to Mineral Reserves or the production and cost forecasts on which this PEA is based, will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

As previously announced, the Corporation is currently advancing development of the deeper Mineral Resources. As of the end of the third quarter, the main ramp has reached a level of 725 vertical metres. Mineral Resources have been developed and exposed down to the 675 metre level and long-hole mining from the first horizon above the 635 metre level will begin in the fourth quarter. As of the end of September, 83% (12,091 metres) of the current definition drilling program, and 84% (37,581 metres) of the targeted 2015 delineation drilling has been completed with the objective of upgrading Inferred Mineral Resources located above the 860 metre level.

The PEA does not take into consideration the exploration potential of the deposit both laterally and at depth. Any additional Resources identified through the 2015 exploration and delineation drilling program will be incorporated into the December 31, 2015 Mineral Resource update, which will be part of a further evaluation process.

The Corporation has been operating the Island Gold Mine since 2007. The PEA has utilized current actual cost information including mining, milling, site G&A and royalties, as well as underground development and infrastructure capital costs. For the mining of the deeper Mineral Resources, the current cost structure was adjusted for the lower elevations while considering the positive impact of increased mined tonnage. The PEA considers that all development in mineralization will be completed in 2017 following the completion of the main ramp development to its ultimate depth of 860 metres in late in 2016. The PEA also considered minimal sustaining capital requirements for the 2017 to 2022, period as all project capital related to underground development and infrastructure, milling and tailings facilities are forecasted to be in place by the end of 2016. Total project capital for the 2015 and 2016 period is estimated to be $62 million.

Gold recoveries have consistently averaged 96.5%2 throughout the past seven years. Recoveries have been verified by regular laboratory analyses and reconciliations of actual plant performance. The plant uses a conventional and well understood crushing, grinding and Carbon-In-Pulp ("CIP") process. Dore bars are poured at the Island Gold mill facility.

The PEA envisions consistent annual production at an average productivity rate of 800 tonnes per day using long-hole mining methods. Access to the deposit is planned through continued development of existing internal ramps and raises. Mine utilities and the ventilation system will be extended from the existing infrastructure.

The PEA considers a dual ramp system to support production from multiple stopes and thereby reduce cycle times. As the Corporation continues to delineate additional Resources and access parallel structures not included in the PEA, there remains potential to increase mining productivity to 900 tonnes per day. The mill facility has already achieved a capacity of 900 tonnes per day following the completion of a scheduled upgrade in October. Minor improvements remain to be completed in 2016 in order to optimize mill operations and further enhance mechanical and electrical availability.

2	Refer to the Annual Management’s Discussion and Analysis for the years 2007 to 2014 inclusive and the Second Quarter Interim Management Discussion and Analysis for the period ended June 30, 2015.

RICHMONT MINES ANNOUNCES RESULTS OF A PRELIMINARY ECONOMIC ASSESSMENT FOR A PORTION OF THE DEEPER RESOURCES OF THE ISLAND GOLD MINE
October 28, 2015

The PEA considers long-hole mining methods over three mining horizons as described below:

  Horizon 1: between the 450 metre and 635 metre levels, with mining activities expected to begin in Q4 2015;

  Horizon 2: between the 635 metre and 740 metre levels, with mining activities expected to begin in the second half of 2016;

  Horizon 3: between the 740 metre and 860 metre levels (50% of the Resources are contained within the third horizon), with mining activities expected to begin in the first half of 2017.

The PEA shows that once mining activities reach the third mining horizon in the first half of 2017, mining productivity could potentially be increased to 1,150 tonnes per day. To accommodate an expanded mining rate, the PEA evaluated numerous scenarios, which included a dedicated haulage ramp from the 450 metre level directly to the mill facility as well as a shaft system. The PEA evaluated all options using a number of criteria and determined the utilization of a dedicated haulage ramp to be the superior alternative based on the information available. The haulage ramp scenario demonstrated lower capital requirements and superior improvement to operational cost efficiencies compared with a shaft system. Using known development and underground infrastructure costs, the potential capital requirements for a dedicated haulage ramp to surface and related infrastructure are estimated at $16.6 million. Further ongoing engineering studies will investigate a possible Expanded Case scenario to 1,150 tonnes per day for inclusion into the Phase 1 approach. An update of a potential Expanded Case scenario is planned for the second half of 2016.

The potential Expanded Case scenario will envision a dedicated production haulage ramp from the 450 metre level directly to the mill facility utilizing 45 tonne trucks and dumping into ore bins adjacent to the mill processing facility, which largely eliminates re-handling costs currently being incurred.

The deposit is open in all direction with an opportunity for Resource expansion that could potentially support further increases in mining rates. The haulage system is expected to provide greater flexibility for increasing mining rates beyond 1,150 tonnes per day as more trucks or a conveying systems could accommodate additional tonnage.

Exploration below the 1,000 metre level, where the Corporation previously reported an intercept of 19.87 g/t over 3.93 metres at a depth of 1,200 metres, has potential to add sufficient Resources for mine life extension that could support a future decision on a Phase 2 scenario, including an internal shaft from the 450 m level down to the required depth, utilizing the Phase 1 dedicated haulage ramp.

A conceptual study prepared by Soutex Inc. demonstrated that the mill capacity could be increased to 1,200 tonnes per day with an investment of less than $15 million, excluding the 900 tonne per day optimization project capital of $3.3 million, which is expected to be expended in 2016.

Next Steps

  A NI 43-101 technical report will be filed within 45 days.

  Continue to develop the main ramp system to the ultimate depth of 860 metres by the end of 2016.

  Complete the remaining 17,000 metres of the 20,000 metres program of surface drilling previously announced on January 8, 2015 and the 23,000 deep directional drilling program announced on September 10, 2015.

RICHMONT MINES ANNOUNCES RESULTS OF A PRELIMINARY ECONOMIC ASSESSMENT FOR A PORTION OF THE DEEPER RESOURCES OF THE ISLAND GOLD MINE
October 28, 2015

  Complete the 59,000 metres of definition and delineation drilling by the end of 2015 to upgrade Resources above the 860 metre level.

  Update the Reserve and Resource estimates in the first quarter of 2016.

  Complete detailed cost estimates (mill and mine) for the potential Expanded Case.

  Update the Expanded Case study during the second half of 2016 for decision making on a potential expansion opportunity.

Qualified Persons
The PEA was developed through the combined efforts of the Corporation’s Internal Technical Team and independent consultants from InnovExplo and Soutex.

All work for the PEA was performed under the direct supervision of Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration and Jean Bastien, P. Eng., MBA, General Manager of the Island Gold Mine: both are employees of Richmont. Both are members of a professional association and are qualified persons as defined by NI 43-101 requirements and have reviewed the technical information included in this press release.

The PEA was prepared under the supervision of Sylvie Poirier, P.Eng., a senior engineer with InnovExplo Inc. Ms. Poirier is a qualified and independent person as defined in NI 43-101. She has reviewed and approved the technical contents of this press release pertaining to the PEA she prepared and authored.

Information relating to the mill upgrade, expansion designs and estimated costs was prepared under the supervision of Mathieu Bélisle, P. Eng. Mr. Bélisle, a senior metallurgist with Soutex Inc., and a qualified and independent person as defined in NI 43-101. He has reviewed and approved the technical contents of this press release pertaining to the mill facility.

The Corporation will host a webcast to discuss the study results at 10:00 am ET today, October 28, 2015.

Webcast Details
A webcast will be held on Wednesday, October 28, 2015 starting at 10:00 a.m. Eastern Time. Senior management will be on the call to discuss the study results. To access the webcast, please follow this link: http://event.on24.com/r.htm?e=1080734&s=1&k=009D76D7582A8B597E85607EADA478EA

Archive Webcast
The webcast will be archived for 90 days. To access the archived webcast, visit the Corporation’s website at www.richmont-mines.com or follow this link: http://event.on24.com/r.htm?e=1080734&s=1&k=009D76D7582A8B597E85607EADA478EA

RICHMONT MINES ANNOUNCES RESULTS OF A PRELIMINARY ECONOMIC ASSESSMENT FOR A PORTION OF THE DEEPER RESOURCES OF THE ISLAND GOLD MINE
October 28, 2015

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade Resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian Reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with NI 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

NI 43-101
Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration and Jean Bastien, P. Eng., MBP, General Manager of the Island Gold Mine, both are employees of Richmont. Both are members of a professional association and are qualified persons as defined by NI 43-101 requirements and has reviewed the technical information included in this press release.

For more information, please contact:

Renaud Adams, President and CEO	Anne Day, Vice-President, Investor Relations
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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